UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No   ☒

Press Releases

On January 11, 2013, the registrant announced changes to the duties of some members of management and the creation of the new position of chief information officer to support the registrant’s strategic initiatives. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is hereby incorporated by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China (“PRC”), fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, recent Securities and Exchange Commission actions against the registrant’s outside auditor and the PRC affiliates of four other international audit firms, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2012, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1 Press release regarding the registrant’s Management Changes to Support Strategic Initiatives.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

	By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: January 11, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding the registrant’s Management Changes to Support Strategic Initiatives.

Exhibit 99.1

Changyou.com Announces Management Changes to Support Strategic Initiatives

Beijing, China, January 11, 2013 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announces changes in the duties of some members of management and the creation of the new position of chief information officer to support the Company’s strategic initiatives.

Mr. Xiaojian Hong, the former chief technology officer of Changyou, has assumed the position of chief operating officer of Changyou from Mr. Dewen Chen, and will lead the game development and game operations functions.

Mr. Dewen Chen continues his position as president of Changyou, and will focus full time on corporate strategic planning and lead the organizational management function.

In addition, the Company has created the new position of chief information officer to lead the Company’s strategy implementation efforts and development of overall project management systems. The Company has appointed Ms. Wendy Pan to this new position effective January 7, 2013. Ms. Pan, who has extensive experience in both areas, will report directly to Mr. Dewen Chen. From 1997 to 2012, Ms. Pan worked as a senior executive at Huawei Technology Co., Ltd., where she was mainly responsible for managing the execution of Huawei’s strategies and project management, as well as leading teams on transformational projects that include the implementation of IPD (integrated product development) and IFS (integrated financial services).

Regarding the new appointments and management changes, Mr. Tao Wang, the Company’s chief executive officer, commented, “These management changes come at a time when Changyou’s business is expanding and the Company is pushing forward the development of strategic initiatives in new game markets. Successfully carrying out these initiatives will require effective and efficient strategy implementation and business management systems. The expanded management structure enables the Company to better capitalize on the many opportunities in front of us. The executive team looks forward to Ms. Pan’s contributions in her role as the Company moves forward.”

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About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and DDTank and Wartune (also known as Shen Qu), which are two popular web games in China. Changyou also owns and operates the 17173.com website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations

Changyou.com Limited

Tel:      +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:      +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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